UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2022

Commission File Number: 001-41411

Haleon plc
(Translation of registrant’s name into English)

England and Wales
(Jurisdiction of Incorporation)

Building 5, First Floor, The Heights,
Weybridge, Surrey, KT13 0NY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBIT INDEX

Exhibit Number	Description
99.1	Press Release entitled Statement re Zantac dated August 11, 2022

99.1

11 August 2022

Statement re Zantac

Haleon plc (LSE: HLN) notes the recent volatility in its share price and is aware of market speculation on Haleon's potential liability in respect of Zantac product liability litigation.

●   Haleon is not aware of any material developments in relation to the Zantac litigation since the Haleon prospectus was issued on 1 June 2022.

●   Haleon is not a party to any of the Zantac claims.

●   Haleon never marketed Zantac in any form in the U.S.

●   Haleon is not primarily liable for any OTC or prescription claims.

●   To the extent GSK and/or Pfizer are held liable in respect of OTC Zantac during the periods outlined below, Haleon may be required to indemnify GSK and/or Pfizer, only if the following conditions are met:

o  GSK and/or Pfizer are unable to recover in respect of OTC Zantac from any third parties who are ahead of Haleon and who have given indemnities under previous transfers of rights to OTC Zantac; and

o  Haleon is determined to be liable under the indemnification provisions among Haleon, Pfizer and GSK.

Notes:
The US proceedings are at an early stage and relate to both prescription and OTC Zantac. All rights and marketing of OTC Zantac in the US from 1996-1998 were through a joint venture between GSK and Warner Lambert until 1998 when the joint venture was terminated and, following which, Warner Lambert retained the exclusive rights to the OTC product. In 2000, Warner Lambert was acquired by Pfizer, and Pfizer marketed OTC Zantac from 2000-2006, when Johnson & Johnson acquired Pfizer's OTC business.

About Haleon

Haleon (LSE: HLN) is a global leader in consumer health, with brands trusted by millions of consumers globally. The group employs over 22,000 people across 170 markets, who are united by Haleon's purpose - to deliver better everyday health with humanity. Haleon's product portfolio spans five major categories - Oral Health, Pain Relief, Respiratory Health, Digestive Health and Other, and Vitamins, Minerals and Supplements (VMS). Its long-standing brands - such as Advil, Sensodyne, Panadol, Voltaren, Theraflu, Otrivin, Polident, parodontax and Centrum - are built on trusted science, innovation and deep human understanding.

For more information, please visit www.haleon.com

Contact Details

Investor Relations		Media Relations
Sonya Ghobrial	+44 (0) 7392 784784	Zoe Bird	+44 (0) 7736 746167
Emma White	+44 (0) 7792 750133	Nidaa Lone	+44 (0) 7841 400607
Rakesh Patel	+44 (0) 7552 484646

Forward-looking statements

Certain statements contained in this Announcement are, or may be deemed to be, "forward-looking statements" (including for purposes of the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934). Forward-looking statements give Haleon's current expectations and projections about future events, including strategic initiatives and future financial condition and performance and so actual results may differ materially from what is expressed or implied by the statements. These statements sometimes use words such as "expects", "anticipates", "believes", "targets", "plans", "intends", "aims", "projects", "estimates", "indicates", "may", "might", "will", "should", "potential", "could" and other words of similar meaning (or the negative thereof). These forward-looking statements include all matters that are not historical or current facts. In particular, these include, but are not limited to, statements relating to future actions, prospective products or product approvals, future performance or results of current and anticipated products, sales efforts, expenses, the outcome of contingencies such as legal proceedings, dividend payments and financial results and Haleon's performance as an independent company following the demerger.

Any forward-looking statements made by or on behalf of Haleon speak only as of the date they are made and are based upon the knowledge and information available to Haleon on the date of this Announcement. These statements and views may be based on a number of assumptions and, by their nature, involve known and unknown risks, uncertainties and other factors because they relate to events and depend on circumstances that may or may not occur in the future and/or are beyond Haleon's control or precise estimate. Such risks, uncertainties and other factors include, but are not limited to, those discussed under "Risk Factors" on pages 17 to 45 of Haleon's prospectus, under "Risk Factors" in Haleon's Registration Statement on Form 20-Fand any impacts of the COVID-19 pandemic. Subject to our obligations under English and U.S. law in relation to disclosure and ongoing information, we undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HALEON PLC (Registrant)
Dated: August 12, 2022	By:	/s/ Amanda Mellor
		Name:	Amanda Mellor
		Title:	Company Secretary